Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606-5707

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 21, 2025

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust” or “Registrant”) Registration Statement on Form N-1A File Nos.: 333-200168 and 811-23011

Dear Ms. Larkin:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding the Trust’s post-effective amendment No. 65 to its registration statement on Form N-1A (the “Registration Statement”) filed on August 4, 2025 pursuant to Rule 485(a) under the Securities Act of 1933 in connection with Wayfinder Dynamic U.S. Interest Rate ETF, Wayfinder U.S. Dispersion ETF, Wayfinder Gold ETF, Wayfinder Oil ETF, Wayfinder U.S. Market Better Beta ETF, and Wayfinder Saber ETF (each a “Fund,” together, the “Funds”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment has been reproduced below, immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Trust. The changes to the disclosures discussed below will be reflected in the Amended Registration Statement.

PROSPECTUS

1. Comment: Under the heading “Annual Fund Operating Expenses” of each Fund, please include a footnote that “Other Expenses” are based on estimated amounts for current fiscal year.

Response: The requested change will be made in the Amended Registration Statement.

2. Comment: Please ensure that each Fund’s investment objective is aligned throughout such Fund’s corresponding disclosure in the Registration Statement.

Response: The requested change will be made in the Amended Registration Statement.

3. Comment: The first paragraph of the “Principal Investment Strategies” section on page four of the Prospectus states that the Fund’s investment objective is to “provide investment results that, before fees and expenses, equal or exceed the yield performance of the 0-12 month segment of the United States Treasury Bill market.” Please include disclosure that clarifies that the Fund’s investments differ from those of the United States Treasury Bill market.

Response: The Registrant will include the following disclosure in the Amended Registration Statement:

“The Fund's investment in options differs from a direct investment in the United States Treasury Bill market.”

4. Comment: In the first paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please clarify whether the “0-12 month segment of the United States Treasury Bill market” is a rolling twelve month period, or a fixed time period from January to December.

Response: The Registrant confirms that the “0-12 month segment of the United States Treasury Bill Market” is a rolling period. The Registrant will revise the referenced language in the Amended Registration Statement as follows:

“The Wayfinder Dynamic U.S. Interest Rate ETF is an actively managed exchange-traded fund (“ETF”) whose investment objective seeks to provide investment results that, before fees and expenses, equal or exceed the performance of an investment that tracks the rolling 0-12 month segment of the United States Treasury Bill market.”

5. Comment: In the third paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please add “the” to the following sentence (insertion noted as underlined text): “All four options relate to a single equity security or an equity index and have the same expiration date. The synthetic long position consists of buying a call option and selling a put option on the same security or index where the call option and put option share the same strike and expiration date (a “Synthetic Long”).”

Response: The requested change will be made in the Amended Registration Statement.

6. Comment: In the third paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please add disclosure related to how the Adviser chooses “a single equity security or an equity index.”

Response: The Registrant will include the following disclosure in the Amended Registration Statement:

“The selection of a single equity security or an equity index depends on market conditions and variables that may include but are not limited to liquidity, open interest, supply/demand, and relative prices.”

7. Comment: In the fifth paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please rephrase the following sentence in plain English: “The Fund expects to terminate some or all of the Box Spreads prior to their respective expiration dates, when Gladius believes it is advantageous for the Fund to do so.”

Response: The Registrant will revise the referenced language in the Amended Registration Statement as follows:

“The Fund expects to terminate some or all of the Box Spreads prior to their respective expiration dates, when Gladius believes it is advantageous for the Fund to do so. This may include but is not limited to instances where the theoretical or modeled option price is greater than current market prices and when changes occur in supply/demand or in the relative pricing value of the options.”

8. Comment: For each Fund, please clarify what percentage of the Fund’s assets will be allocated to the Box Spread Strategy, and what percentage of the Fund’s assets will be allocated to other investments.

Response: The Registrant will revise the disclose in each Fund’s prospectus to add the following:

“For cash management purposes, the Fund may use the Underlying Fund or similar strategies directly or through derivatives, including listed options, index options, or FLEX Options with customized terms. The Fund’s allocations supporting its stated investment objectives are dynamic and dependent on prevailing market conditions. Such allocations may range from 0% to 99% of net assets, with the remainder invested in instruments utilized for cash management purposes.”

9. Comment: In the fifth paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please add an explanation describing the “Federal Funds Futures market.”

Response: The requested change will be made in the Amended Registration Statement.

10. Comment: In the sixth paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, the disclosure states “The Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective.” Please change “may” to “will” as the preceding paragraph states “The Fund’s strategy is expected to result in high portfolio turnover.”

Response: The requested change will be made in the Amended Registration Statement.

11. Comment: In the second paragraph of the “Principal Investment Strategies” section on page five of the Prospectus, please consider removing the following language from the Fund’s 80% policy: “that seek to replicate the returns of U.S. securities.”

Response: The requested change will be made in the Amended Registration Statement.

12. Comment: For the Wayfinder Dynamic U.S. Interest Rate ETF, Wayfinder U.S. Dispersion ETF and Wayfinder U.S. Market Better Beta ETF, please disclose the specific criteria used to determine how each respective Fund’s investments are economically tied to the United States, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the Names Rule).

Response: The Registrant will revise the disclose in each Fund’s prospectus to add the following:

“For purposes of this policy, investments that are considered tied economically to the United States include, but are not limited to: securities of issuers that are organized or incorporated under the laws of the United States; issuers whose principal place of business is in the United States; issuers that derive a majority of their revenues from business activities within the United States; U.S. Treasury securities and U.S. Treasury futures contracts; and other financial instruments that provide exposure to U.S. equity or fixed income markets, including derivatives based on U.S. indices or securities.”

13. Comment: In the “Principal Investment Risks” section on page seven of the Prospectus, please explain why the Fund is subject to CFTC requirements.

Response: The Registrant has removed the referenced disclosure.

14. Comment: For the Wayfinder Dynamic U.S. Interest Rate ETF, Wayfinder U.S. Dispersion ETF and Wayfinder U.S. Market Better Beta ETF, please consider whether risks related to the underlying market that the Fund is targeting should be included in Registration Statement.

Response: The Registrant confirms that each of the Wayfinder Dynamic U.S. Interest Rate ETF, Wayfinder U.S. Dispersion ETF and Wayfinder U.S. Market Better Beta ETF does not seek to replicate the returns of the underlying market that the respective Fund is targeting and will not adjust its principal investment strategy based upon the market conditions affecting the underling market. However, disclosure relating to “Interest Rate Risk” will be added for each Fund in the Amended Registration Statement.

15. Comment: The Wayfinder U.S. Dispersion ETF’s Investment Objective states that the Fund “seeks to provide portfolio diversification and relative value, market-neutral returns by capturing volatility differences between an equity index and its individual constituent components.” Please clarify which equity index the Fund seeks to target. If it is more than one equity index, please clarify how the Adviser will choose the equity index and for what time period.

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“The Fund generally targets broad U.S. equity indices, such as the S&P 500, as the reference index for its dispersion strategy. The Adviser may select other major indices (e.g., Nasdaq 100 or Russell 1000) based on liquidity, volatility characteristics, and relative value opportunities, reviewing such selections periodically to maintain the Fund’s investment objectives.”

16. Comment: In the third paragraph of the “Principal Investment Strategies” section on page fifteen of the Prospectus, please rephrase the following sentence in plain English: “The Fund’s investment adviser, Gladius, may seek to hedge the market exposure of the portfolio or its constituents using the underlying or synthetic equivalents, and other instruments and daily or intra-day.”

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“The Fund’s investment adviser, Gladius, may hedge the Fund’s overall market exposure or individual portfolio positions using the underlying securities or economically equivalent instruments. Such hedges may be established or adjusted on a daily or intra-day basis as market conditions warrant.”

17. Comment: In the fourth paragraph of the “Principal Investment Strategies” section on page fifteen of the Prospectus, please rephrase the following sentence in plain English: “The Fund may take all of physical, synthetic long and synthetic short positions in securities, or baskets of securities, including listed options; options on broad-based equity indexes and the individual stocks that compose such indexes, and exchange-traded options contracts with customizable terms like exercise price, style, and expiration date (“FLEX options”).”

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“The Fund may hold long or short positions, directly or through derivatives, including listed options, index options, and FLEX Options, which are exchange-traded option contracts with uniquely customizable terms.”

18. Comment: The Wayfinder U.S. Dispersion ETF discloses that it may invest in fixed income markets through derivative instruments, or in fixed income securities as part of its principal investment strategies. If fixed income investments are part of the Fund’s principal investment strategies, please add a corresponding risk disclosure and explain in correspondence why fixed income is part of the Fund’s principal investment strategies.

Response: The Registrant will include risk disclosure related to fixed income investments in the Amended Registration Statement. The Registrant confirms that, as part of the Wayfinder U.S. Dispersion ETF’s 80% Policy, the Fund intends to invest in fixed income markets. See response to Comment #12.

19. Comment: The Wayfinder U.S. Dispersion ETF, Wayfinder Gold ETF, Wayfinder Oil ETF and the Wayfinder U.S. Market Better Beta ETF each disclose that they may invest in the Wayfinder Dynamic Interest Rate ETF (the “Underlying Fund”) as part of the respective principal investment strategies. Depending on the amount of exposure each Fund intends to have to the Underlying Fund, please consider adding additional disclosure describing the Underlying Fund and the risks associated with investing in the Underlying Fund.

Response: The Registrant respectfully notes that “Affiliated Fund Risk” and “Options Risk” are included in the prospectus for each of the the Wayfinder U.S. Dispersion ETF, Wayfinder Gold ETF, Wayfinder Oil ETF and the Wayfinder U.S. Market Better Beta ETF. The Registrant notes that “Interest Rate Risk” will also be added to each Fund’s prospectus in response to Comment #14.

20. Comment: The Wayfinder U.S. Dispersion ETF, Wayfinder Gold ETF, Wayfinder Oil ETF and the Wayfinder U.S. Market Better Beta ETF each disclose that they may invest in equity securities for cash management purposes. Please disclose what percentage of net assets of each Fund will be used for cash management purposes. Additionally, please supplementally explain how the Fund uses equity securities for cash management purposes, and which types of equity securities are intended to be utilized.

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“For cash management purposes, the Fund may use the Underlying Fund, or similar strategies directly or through derivatives, including listed options, index options, or FLEX Options with customized terms. The Fund’s allocations supporting its stated investment objectives are dynamic and dependent on prevailing market conditions. Such allocations may range from 0% to 99% of net assets, with the remainder invested in instruments utilized for cash management purposes.”

The Registrant supplementally confirms that each Fund may invest in the Underlying Fund for cash management purposes, in accordance with the updated disclosure included herein.

21. Comment: The Wayfinder U.S. Dispersion ETF, Wayfinder Gold ETF, Wayfinder Oil ETF and the Wayfinder U.S. Market Better Beta ETF each disclose that they may invest in equity securities and fixed income securities. Please confirm if such investments in equity securities and fixed income securities are principal investment strategies of each Fund, and if so, please include risk associated with each investment type.

Response: The Registrant confirms that investments in equity and fixed income securities are principal investment strategies of each Fund and additional disclosure related to equities and fixed income securities will be included in the Amended Registration Statement.

22. Comment: In the first paragraph of the “Principal Investment Strategies” section on page 25 of the Prospectus, please supplementally explain what is meant by “exchange-traded products related to issuers principally engaged in the gold industry.”

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“Gold Investments include (i) securities related to gold, including but not limited to other ETFs, exchanged-traded notes and other securities related to issuers principally engaged in the gold industry (including securities of gold mining finance companies, gold mining operating companies, or gold-related investment companies) or otherwise backed by or linked to the price of physical gold and (ii) exchange-traded gold options contracts and other exchange-traded or over-the-counter (“OTC”) derivatives (i.e., options on futures, futures and swaps) that the Fund’s investment adviser, Gladius, reasonably believes correlate to the investment returns of physical gold, based on its determination of the notional value of such derivative instruments.”

23. Comment: With respect to the Subsidiary of the Wayfinder Gold ETF and the Subsidiary of the Wayfinder Oil ETF (each, a “Subsidiary”), please:

(a)	disclose that each Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies (Section 8) on an aggregate basis with its respective Subsidiary;

(b)	disclose that each Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the respective Subsidiary so that each Fund treats its Subsidiary’s debt as its own for purposes of Section 18;

(c)	disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of each Subsidiary, if any;

(d)	disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of its respective Fund. Note that the principal investment strategies and principal risk disclosures of a Fund that invests in such Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

(e)	explain in correspondence whether the financial statements of a Subsidiary will be consolidated with those of the respective Fund and if not, please explain why not;

(f)	confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the Staff of such Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

(g)	confirm that each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

(h)	confirm that the wholly owned subsidiary’s management fee, including a performance fee, if any, will be included in the management fee’s line item of the Fund’s fee table and the wholly owned subsidiary’s expenses will be included in the other expenses line item in the Fund’s fee table.

Response:

(a)	The requested disclosure will be included in the Amended Registration Statement.

(b)	The requested disclosure will be included in the Amended Registration Statement.

(c)	The requested disclosure will be included in the Amended Registration Statement.

(d)	The Registrant respectfully notes that the Subsidiaries are used to implement the Fund’s investment strategy and do not have investment strategies different or independent from the Fund.

(e)	The Registrant supplementally confirms that the financial statements of any Subsidiary will be consolidated with those of the Fund at the time of its filing on Form N-CSR.

(f)	The Registrant so confirms.

(g)	The Registrant so confirms.

(h)	The Registrant so confirms.

24. Comment: In the first paragraph of the “Principal Investment Strategies” section on page 35 of the Prospectus, please define “CL Investments.”

Response: The requested change will be made in the Amended Registration Statement.

25. Comment: In the first paragraph of the “Principal Investment Strategies” section on page 35 of the Prospectus, please supplementally explain what is meant by “exchange-traded products related to issuers principally engaged in the crude oil industry.”

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“The Fund defines “CL Investments” as (i) securities related to oil, including but not limited to other ETFs, exchanged-traded notes and other securities related to issuers principally engaged in the crude oil industry (including the extraction, production, and refining of crude oil) or otherwise backed by or linked to the price of physical oil and (ii) exchange-traded oil options contracts and other exchange-traded or over-the-counter (“OTC”) derivatives (i.e., options on futures, futures and swaps) that the Fund’s investment adviser, Gladius, believes correlate to the investment returns of physical oil, based on its determination of the notional value of such derivative instruments.”

26. Comment: Please add an 80% policy for the Wayfinder U.S. Market Better Beta ETF for the Fund’s U.S. investments.

Response: The requested change will be made in the Amended Registration Statement.

27. Comment: For the Wayfinder U.S. Market Better Beta ETF and the Wayfinder Saber ETF, please clarify what is meant by the Adviser employing “quantitative methods to generate returns….”

Response: The Registrant will clarify the disclosure in the Amended Registration Statement as follows:

“In pursuing the Fund’s investment strategy, the Fund’s investment adviser, Gladius, actively adjusts portfolio exposures and hedges to optimize return and risk profiles across varying market conditions.”

28. Comment: In the first paragraph of the “Additional Information About Each Fund’s Principal Investment Strategies” section on page 60 of the Prospectus, please confirm that each Fund, other than the Wayfinder Saber ETF have adopted a policy of investing at least 80% of their net assets in the type of securities suggested by each Fund’s name. Also, please add disclosure specifying whether each Fund’s 80% policy is fundamental, or non-fundamental investment policy and may be changed without shareholder approval upon 60 days’ written notice to Shareholders.

Response: The Registrant confirms that each Fund, other than the Wayfinder Saber ETF have adopted a policy of investing at least 80% of their net assets in the type of securities suggested by each Fund’s name. The updated disclosure will be included in the Amended Registration Statement.

28. Comment: Please delete “RIC Compliance Risk” on page 73 of the Prospectus.

Response: The requested change will be made in the Amended Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

29. Comment: Please clarify “Concentration Risk” on page 1 of the SAI to align with each Fund’s fundamental investment restrictions.

Response: The requested change will be made in the Amended Registration Statement.

30. Comment: Under “Investment Restrictions” on page 7 of the SAI, #6 ends with “; or”. Please confirm if an additional investment restriction should be included, or revise to end the sentence accordingly.

Response: The Registrant will revise the referenced language in the Amended Registration Statement as follows:

“7. Purchase the securities of any one issuer, other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, if immediately after and as a result of such purchase, more than 5% of the value of the Fund’s total assets would be invested in the securities of such issuer, or more than 10% of the outstanding voting securities of such issuer would be owned by the Fund, except that up to 25% of the value of the Fund’s total assets may be invested without regard to such limitations.

In addition to the fundamental investment limitations specified above, each Fund is subject to the following non-fundamental limitation, which may be changed without shareholder approval, in compliance with applicable law and regulatory policy. Each Fund may not:

1. Acquire any illiquid asset if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid assets. An illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.

and the Wayfinder Dynamic U.S. Interest Rate ETF may not

2. Make any change in its policy to invest substantially all, but at least 80% of its net assets in U.S. securities and/or derivatives that seek to replicate the returns of U.S. securities.

and the Wayfinder US. Dispersion ETF may not:

3. Make any change in its policy to invest substantially all, but at least 80% of its net assets in U.S. securities and/or derivatives that seek to replicate the returns of U.S. securities.

and the Wayfinder Gold ETF may not:

4 Make any change in its policy to invest 80% of its net assets in “Gold Investments.” Gold Investments include (i) securities related to gold, including but not limited to other ETFs, exchanged traded notes and other exchange-traded products related to issuers principally engaged in the gold industry or otherwise backed by or linked to the price of physical gold and (ii) exchange-traded gold options contracts and other exchange-traded or over-the-counter (“OTC”) derivatives (i.e., options on futures, futures and swaps) that the Fund’s investment adviser, Gladius, reasonably believes correlate to the investment returns of physical gold, based on its determination of the notional value of such derivative instruments.

and the Wayfinder Oil ETF may not:

5. Make any change in its policy to invest 80% of its net assets “CL Investments.” The Fund defines “CL Investments” as (i) securities related to oil, including but not limited to other ETFs, exchanged-traded notes and other exchange-traded products related to issuers principally engaged in the crude oil industry or otherwise backed by or linked to the price of physical oil and (ii) exchange-traded oil options contracts and other exchange-traded or over-the-counter (“OTC”) derivatives (i.e., options on futures, futures and swaps) that the Fund’s investment adviser, Gladius, believes correlate to the investment returns of physical oil, based on its determination of the notional value of such derivative instruments.

and the Wayfinder U.S. Market Better Beta ETF may not:

6. Make any change in its policy to invest 80% of its net assets (plus borrowings for investment purposes) in U.S. investments, including equity securities and related derivatives that provide exposure to U.S. issuers or markets.”

*   *   *   *   *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312) 569-1181.

Sincerely,

/s/ Robert D. Bullington
Robert D. Bullington